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SEC FILE NUMBER
8-67510

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Bowen Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Recreation Park Drive, Suite 210
(No. and Street)

Hingham	MA	02043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ranjit Survanshi 617.245.1676
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name - if individual, state last, first, middle name)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paul I. Bowen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bowen Advisors, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature and Title, President



ALICIA B. CARLONI
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 10, 2017

Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
(x)	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
(x)	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Shareholder of Bowen Advisors, Inc.:

We have audited the accompanying statement of financial condition of Bowen Advisors, Inc. as of December 31, 2015, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowen Advisors Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 3, 2016

Bowen Advisors, Inc.

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$ 542,932
Accounts receivable, net	176,021
Investments, at fair value	139,614
Prepaid expenses	102,272
Property and equipment, net	52,193
Total assets	$ 1,013,032

Liabilities and Shareholder's Equity

Accounts payable	$ 24
Accrued retirement plan contribution	50,000
Accrued compensation	12,380
Unearned revenue	52,176
Other liabilities	27,130
Total liabilities	141,710
Shareholder's equity:	
Common stock, $0.0001 par value, 10,000,000 shares authorized, 8,000,000 shares issued and outstanding	800
Additional paid-in-capital	13,492
Retained earnings	857,030
Total shareholder's equity	871,322
Total liabilities and shareholder's equity	$ 1,013,032

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Income

Year Ended December 31, 2015

Revenue:	
Success fees	$ 4,557,352
Consulting services	1,950,985
Reimbursed expenses	94,979
Total revenue	6,603,316
Expenses:	
Shareholder's compensation	1,764,964
Salaries, bonuses and commissions	3,204,708
Professional and consulting fees	305,300
Payroll taxes	170,983
Reimbursed travel and other direct expenses	93,651
Insurance	117,564
Rent and other office costs	122,233
Employee benefits	38,852
Travel and entertainment	116,625
Bad debt expense	125,970
Retirement plan contribution	115,622
Marketing	133,128
Computer-related expenses	39,791
Research subscriptions	45,822
Depreciation	22,104
Telephone	3,623
Other expenses	13,302
Total expenses	6,434,242
Other income (expense):	
Net realized and unrealized loss on investments	(130,604)
Interest and dividend income	851
Total other income (expense)	(129,753)
Net income	$ 39,321

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2014	$ 800	$ 13,492	$ 919,662	$ 933,954
Net income	-	-	39,321	39,321
Shareholder Distributions	-	-	(101,953)	(101,953)
Balance at December 31, 2015	$ 800	$ 13,492	$ 857,030	$ 871,322

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Cash Flows

Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 39,321
Adjustments to reconcile net income to net cash provided by operating activities:	
Net realized and unrealized gain on investments	130,604
Depreciation	22,104
Provision for bad debts	125,970
Changes in operating assets and liabilities:	
Accounts receivable	(23,972)
Prepaid expenses	(65,561)
Accounts payable	(2,015)
Accrued retirement plan contribution	(25,000)
Accrued compensation	(13,272)
Unearned revenue	(25,239)
Other liabilities	(5,129)
Net cash provided by operating activities	157,811
Cash flows from investing activities:	
Purchases of property and equipment	(13,090)
Net cash used by investing activities	(13,090)
Cash flows from financing activities:	
Shareholder distributions	(101,953)
Net cash used by financing activities	(101,953)
Net increase in cash and cash equivalents	42,768
Cash and cash equivalents at beginning of year	500,164
Cash and cash equivalents at end of year	$ 542,932

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Notes to Financial Statements

Year Ended December 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Bowen Advisors, Inc. (the "Company') was organized on January 2, 2004 under the laws of the State of Delaware. Paul I. Bowen, III is the Company's sole owner. The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority ("FINRA") was approved on June 5, 2007. The Company provides consulting, private placement and other services for its clients in the United States and internationally. The Company's clients are primarily emerging or established technology companies.

Revenue associated with transactions which closed during the year and which is non-recurring in nature represents approximately 69% of total revenue for the year ended December 31, 2015. Revenue from a single customer represents approximately 24% of total revenue for the year ended December 31, 2015.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Items of income and expense are accounted for on the accrual basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations. The Company maintains balances in financial institutions which may at times exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue from consulting and other services on a monthly basis as work is performed. The Company recognizes success fees associated with private placements and merger and acquisition transactions as earned, which is generally at the closing of the underlying transaction. Success fees received in the form of equity instruments and reported as investments in the statement of financial condition are recorded at the fair value of the instrument or the services, whichever is more reliably measurable. Subsequent changes in fair value are recorded as unrealized gains or losses in the statement of income. In addition, the Company records revenues derived from contractually reimbursable out-of-pocket expenses when such expenses have been incurred and invoiced.

Accounts Receivable

Accounts receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical collection experience. An allowance for doubtful accounts is determined based on management's best estimate of probable losses. There is an allowance of $18,690 for doubtful accounts at December 31, 2015.

Property and Equipment

Property and equipment, consisting primarily of computer and other office equipment and furniture, are recorded at cost. Depreciation is computed based on estimated useful lives (ranging from three to seven years) using the straight-line method.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

A hierarchal framework has been established which prioritizes and ranks the level of market price observability used in measuring fair value. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value (concluded)

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Inputs include unobservable inputs that reflect management's assumptions about the assumptions that market participants would use in pricing the asset or liability. Management develops these inputs based on the best information available, including management's own data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Income Taxes

The Company, with the consent of its sole shareholder, has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code. As a Subchapter S corporation, the Company's taxable income and any separately reportable items are reported on the shareholder's individual income tax returns. The Company is subject to state income taxes and state excise taxes in accordance with statutory requirements. If material, the Company recognizes deferred tax assets and liabilities for the expected future state tax consequences of differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. No deferred taxes are recognized at December 31, 2015.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. The resulting tax impact of these tax positions are recognized in the financial statements based on the result of this evaluation. The financial statements include no provision for uncertain tax positions.

The Company records any interest and penalties as part of general and administrative expenses. No interest or penalties were recorded for the year ended December 31, 2015.

The Company is currently open to federal and state tax examinations for years beginning after December 31, 2011.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Commissions

Commissions and non-discretionary bonuses associated with success fees are earned by non-shareholder employees when the related success fee is recorded by the Company. Commissions and bonuses associated with success fee revenue and payable to the sole shareholder are deemed discretionary and are recognized when paid.

3. INVESTMENTS

Investments consist of marketable and non-marketable securities. Marketable securities are valued based on the public market trading price of the security. Non-marketable securities are valued using the income, market or cost approach or some combination of the three approaches. Changes in the fair value of these investments are reported in the statement of income. See Notes 2 and 5.

The Company's investments expose it to various types of risk such as market, liquidity, credit and general economic risks. Investments in foreign securities introduce additional risks including, but not limited to, repatriation restrictions, currency valuation, adverse political and social developments and varying degrees of market regulation. Due to the uncertainty related to changes in the fair value of investments associated with such risks, it is at least reasonably possible that changes in risk factors in the near term could materially affect the amounts reported in the financial statements.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2015:

Furniture and fixtures	$ 68,428
Office equipment	70,028
Less accumulated depreciation	(86,263)
	$ 52,193

5. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy (Note 2) the Company's financial assets measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets				
Marketable Securities	$ 122,951	$ -	$ -	$ 122,951
Private Company Common Stock	$ -	$ -	$ -	$ -
Warrants to Purchase Common Stock	$ -	$ -	$ 16,663	$ 16,663
Total	$ 122,951	$ -	$ 16,663	$ 139,614

The fair value of warrants was estimated using the Black-Scholes option pricing model. The fair value of the private company common stock was estimated using the market value approach. The following table presents additional information about the valuation of Level 3 investments as of December 31, 2015.

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value	Valuation Technique	Unobservable Inputs	Quantitative Unobservable Input
Warrants to purchase common stock	16,663	Option pricing model Black-Scholes	Estimated term	1.83
			Risk free rate	.15%
			Volatility	47.7%
			Marketability discount	50%

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

FAIR VALUE MEASUREMENTS (concluded)

The following table presents additional information about Level 3 investments measured at fair value.

Balance as of December 31, 2014	$ 132,228
Net unrealized loss	(115,565)
Balance as of December 31, 2015	$ 16,663
Change in net unrealized gains/losses for investments held at December 31, 2015	$ (115,565)

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

6. RETIREMENT PLAN

As of January 1, 2008, the Company has implemented a 401(k)/Profit-Sharing Plan ("the Plan") which covers all full-time employees meeting the service requirements of the Plan.

Under the 401(k) component of the Plan, employees can elect to contribute up to statutory limits. Under the profit sharing component of the Plan, the Company is required to contribute a minimum amount equal to 3% of all eligible employees' annual compensation. At the sole discretion of the equity owner of the Company, the profit sharing component may exceed the 3% Safe Harbor amount up to the maximum contributions as allowed by IRS regulations.

Employees are 100% vested in contributions made on their behalf under the 3% Safe Harbor provision. Vesting on profit sharing amounts exceeding the 3% occurs upon an eligible employee's 2-year anniversary with the Company.

The Company has recorded contribution expense to the plan of $115,622 for the year ended December 31, 2015.

7. COMMITMENTS

The Company entered into an operating lease for office space located in Hingham, Massachusetts in December 2013. The Hingham operating lease is a non-cancelable operating lease which expires November 2018. The Company has the option to extend the lease for an additional five years subject to an adjustment of base rent to the then fair value, as defined. In March 2015 the Company entered into an operating lease in San Diego, California. The operating lease is on a month-to-month basis and requires monthly payments of $1,000. Rent expense under these lease agreements totaled $91,389 for the year ended December 31, 2015.

Future minimum non-cancelable lease payments, excluding provisions for operating costs and tax escalation charges, are as follows:

Years Ending December 31,	Amount
2016	80,590
2017	82,505
2018	77,238
	$ 240,333

8. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines which require the Company to maintain a minimum amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $504,229 which is $494,782 in excess of its required net capital of $9,447. At December 31, 2015, the Company's ratio of aggregate indebtedness to capital was 0.28 to 1.

Bowen Advisors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015

Computation of net capital:	
Total shareholder's equity from statement of financial condition	$ 871,322
Less: non-allowable assets:	
Accounts receivable	176,021
Investments	16,663
Prepaid expenses	102,272
Property and equipment, net	52,193
Total non-allowable assets	347,149
Less: hair cuts on securities	(19,944)
Net capital	$ 504,229
Computation of basic net capital requirement:	
Net capital requirement of reporting broker-dealer	$ 9,447
Excess net capital	$ 494,782
Aggregate indebtedness	$ 141,710
Percentage of aggregate indebtedness to net capital	28%

There were no material differences between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form-17A-5 as of December 31, 2015.

See independent auditors' report.



Report of Independent Registered Public Accounting Firm

To the Shareholder of Bowen Advisors, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Bowen Advisors, Inc. (the "Company") identified the following provisions under 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.


100
YEARS
UNPARALLELED GUIDANCE

Wolf & Company, P.C.

Boston, Massachusetts
February 3, 2016


Bowen Advisors

EXEMPTION REPORT

Bowen Advisors, Inc. (the "Company" is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Bowen Advisors, Inc.

I, Paul Bowen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: President

February 3 , 2016


WOLF
& COMPANY, P.C.

Independent Accountant's Report

To the Shareholder of
Bowen Advisors, LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which were agreed to by Bowen Advisors, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bowen Advisors Inc.'s compliance with the applicable instructions of the Form SIPC-7. Bowen Advisors Inc.'s management is responsible for the Bowen Advisors Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records.

   No findings noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7.

   No differences noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

   No findings noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   No such overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 3, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
Read carefully the instructions in your Working Copy before completing this Form

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1281*********************MIXED AADC 220
067510 FINRA DEC
BOWEN ADVISORS INC
25 RECREATION PARK DR STE 210
HINGHAM MA 02043-4256

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ranjit Survanshi 617.245.1676

2. A. General Assessment (item 2e from page 2) $ 16,273

B. Less payment made with SIPC-6 filed (exclude interest) ((10,018))

07/24/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,255

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,255

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,255

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bowen Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1st day of February 20 16.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030)	$ 6,473,564
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	130,604
Total additions	130,604
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for dollar reimbursement client travel (Deductions in excess of $100,000 require documentation)	(94,979)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ (94,979)	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 6,509,189
2e. General Assessment @ .0025	$ 16,273
	(to page 1, line 2.A.)